Westrock Coffee Holdings, LLC
100 River Bluff Drive, Suite 210
Little Rock, AR 72202

August 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549-7010

Attention: Thomas Jones, Geoff Kruczek, Bradley Ecker

Re:	Westrock Coffee Holdings, LLC
Registration Statement on Form S-4
File No. 333-264464
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Westrock Coffee Holdings, LLC, a Delaware limited liability company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-264464), as amended, to 4:30 p.m. Eastern Time on August 4, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Brandon Price of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Brandon Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 or by email at BCPrice@wlrk.com. Please notify him when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

Westrock Coffee Holdings, LLC

By:	/s/T. Christopher Pledger
Name:	T. Christopher Pledger
Title:	Chief Financial Officer

cc:	Brandon Price, Wachtell, Lipton, Rosen & Katz